FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 17, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

BRF – BRASIL FOODS S.A.
A publicly held company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240

EXTRACT FROM THE MINUTES OF THE 66TH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
(Drawn up in summary form, as provided for under article 130, paragraph 1 of Law 6404/76)

DATE, PLACE AND TIME: June 17, 2010 at 9.00 a.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: majority of Board members. PRESIDING OFFICIALS: Nildemar Secches, Co-Chairman, Luiz Fernando Furlan, Co-Chairman and Edina Biava, Secretary. DECISIONS TAKEN: 1. Approval of Interest on Equity (dividends) for shareholders – The Board voted, together with the Fiscal Council, to approve the payment of R$53,200,000.00 (fifty three million, two hundred thousand reals), equivalent to R$0.061136430 gross per outstanding share, subject to taxation at source of 15%, except for those not liable to/exempt from, for the 870,184,866 shares in circulation, in the form of interest on equity, which will count towards the mandatory dividend, as per the applicable law. Shareholders rights will be dated June 28, 2010, ex-rights June 29, 2010 and payment will be made on August 27, 2010. 2. Ratification of Stock Options – The Board ratified the amount of 1.540.011 (one million, five hundred and forty thousand and eleven) stock options, granted to 34 company executives, to be exercised within a maximum period of five years, as established in the Stock Compensation Plan Regulations approved by the Ordinary/Extraordinary Meeting of March 03, 2010. CLOSURE: These minutes, having been drawn up, read and approved, were signed by all present. Members of the Board of Directors: Nildemar Secches, Luiz Fernando Furlan, Co-Chairman, Carlos Alberto Cardoso Moreira, Décio da Silva, Francisco Ferreira Alexandre, João Vinicius Prianti, Luís Carlos Fernandes Afonso, Roberto Faldini, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Walter Fontana Filho. São Paulo-SP, June 17, 2010. (I certify this to be an exact copy of the original minutes drafted to Register Nr. 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Board of Directors of the Company, pages 144 and 145).

NILDEMAR SECCHES	LUIZ FERNANDO FURLAN
Co-Chairman	Co-Chairman

CARLOS ALBERTO CARDOSO MOREIRA	DÉCIO DA SILVA

FRANCISCO FERREIRA ALEXANDRE	JOÃO VINICIUS PRIANTI

MANOEL CORDEIRO SILVA FILHO	ROBERTO FALDINI

THIS PAGE IS AN INTEGRAL PART OF THE MINUTES OF THE 66TH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

RAMI NAUM GOLDFAJN	WALTER FONTANA FILHO

LUIS CARLOS FERNANDES AFONSO	EDINA BIAVA - Secretary

Fiscal Council:

ATILLIO GUASPARI

JORGE KALACHE FILHO	OSVALDO ROBERTO NIETO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 17, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director